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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                               ----------------

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                   BOLLE INC.
    -------------------------------------------------------------------
                           (Name of Subject Company)

                                   BOLLE INC.
    -------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                  ------------------------------------------
                         (Title of Class of Securities)

                                  097937 10 6
                                --------------
                     (CUSIP Number of Class of Securities)

                               Martin E. Franklin
                             Chairman of the Board
                                   Bolle Inc.
                     555 Theodore Fremd Avenue, Suite B 302
                              Rye, New York 10580
                                 (914) 967-9475
          (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                          William J. Grant, Jr., Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
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Item 1. Security and Subject Company.

   The name of the subject company is Bolle Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 555 Theodore Fremd Avenue, Suite B302, Rye, New York 10580. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of the Company.

Item 2. Tender Offer of Acquisition Sub.

   This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 2, 1999 (the "Schedule 14D-1") of Worldwide Sports and Recreation, Inc., a Delaware corporation ("Purchaser"), and its wholly owned subsidiary, Shade Acquisition, Inc., a Delaware corporation ("Acquisition Sub"), to purchase all of the outstanding shares of Common Stock (the "Shares") at a price of $5.25 per Share (the "Per Share Amount"), net to the Seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 1999 (the "Offer to Purchase") and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 24, 1999 (the "Merger Agreement") among the Company, Purchaser and Acquisition Sub.

   According to the Schedule 14D-1, the address of the principal executive offices of Purchaser is 9200 CODY, Overland Park, Kansas 66214 and the address of the principal executive offices of Acquisition Sub is c/o Wind Point Partners, 675 North Michigan Avenue, Suite 3300 Chicago, Illinois 60611.

Item 3. Identity and Background.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b)(i) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the section entitled "Certain Relationships and Related Transactions" in the Company's Annual Report on Form 10-K (the "1998 Form 10-K") for the fiscal year ended December 31, 1998 and in the section entitled "Certain Relationships and Related Transactions" in the Company's Proxy Statement for its Annual Meeting of Stockholders (the "Proxy Statement") filed with the Commission on May 26, 1999. A copy of the relevant sections of the 1998 Form 10-K and the Proxy Statement has been filed with the Securities and Exchange Commission (the "Commission") as Exhibit 1 to this Statement and is incorporated herein by reference. In addition, the Company, in connection with the Merger Agreement, entered into a letter agreement with Marlin Holdings, Inc. ("Marlin") dated November 24, 1999, attached hereto as Exhibit 2 and incorporated herein by reference (the "Management Services Amendment"). Pursuant to the Management Services Amendment, which amends the Management Services Agreement between the Company and Marlin, Marlin agreed to subordinate any amounts due under the Management Services Agreement to the Company's Aggregate Funded Debt (as defined in the Management Services Amendment). Furthermore, Martin E. Franklin ("Mr. Franklin") and Ian Ashken ("Mr. Ashken") signed a Director Letter Agreement dated November 24, 1999 with Bolle Inc. and Shade Acquisition, Inc.(the "Director Letter Agreement"), whereby, if requested by the Company, either Mr. Franklin or Mr. Ashken will continue to perform as Directors of the Company for a specified period of time. The Director Letter Agreement is attached hereto as Exhibit 3 and incorporated herein by reference. Except as described herein (including in Schedule II hereto) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Acquisition Sub or Acquisition Sub's executive officers, directors or affiliates.

     (ii) The Merger Agreement. The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 4 hereto and is incorporated herein by reference.

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Item 4. The Solicitation or Recommendation.

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

   At a meeting held on November 24, 1999, the Board of Directors (the "Board") approved the Offer and adopted the Merger Agreement and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, and recommended that the Company's Common Stockholders accept the Offer and tender their shares pursuant to the Offer.

   A letter to the Company's stockholders communicating the Board's recommendation and the press releases announcing the Merger Agreement and related transactions are filed herewith as Exhibits 5, 6 and 7, respectively, and are incorporated herein by reference.

  (b)(i) BACKGROUND OF THE OFFER; CONTACTS WITH PURCHASER

   During the summer of 1999, the Board of Directors of the Company had a number of meetings to discuss strategies to enhance stockholder value. As part of its strategy to enhance stockholder value, the Board from time to time discussed the short term and long term prospects of the vertical integration of its business and the Company's short and long term projected financial outlook. As a result of these discussions, the Board of Directors authorized Martin E. Franklin, Chairman of the Board of Directors, to pursue strategic alternatives, including a possible sale of the Company.

   In August, 1999, the Company retained Banc of America Securities LLC ("Banc of America") to act as its financial advisor and to assist the Company in its review of strategic alternatives. During September and October, 1999, Banc of America, on behalf of the Company contacted a number of parties, including Purchaser, and informed such parties that the Board of Directors of the Company was considering various options available to the Company including a possible sale of the Company. At a meeting of the Board on October 27, 1999, it was reported by Banc of America that nine of these parties, including Purchaser, had executed confidentiality agreements and received a Confidential Descriptive Memorandum regarding the Company. The Confidentiality Agreement between the Company and the Purchaser is attached hereto as Exhibit 9 and incorporated herein by reference.

   During October, 1999, various telephone conversations took place between representatives of Wind Point Partners and the Company. On October 28, 1999, Mr. Franklin participated in a Bolle management presentation to Joseph Messner, President and Chief Executive Officer of Bushnell, Inc., a wholly owned subsidiary of Purchaser, and Richard R. Kracum, the Chairman of Purchaser in Denver.

   On November 3, 1999, Mr. Kracum contacted Mr. Franklin by telephone and made an offer to purchase the Company. Purchaser offered an all cash purchase price of $5.25 per share, subject to Purchaser completing due diligence, obtaining financing, and other customary closing conditions.

   On November 5, 1999, the Company received a draft Letter of Intent from Purchaser. On November 10, 1999, the Company and Purchaser entered into a non-binding letter of intent regarding a possible business combination. At this time the Purchaser continued its due diligence review of the Company's records and material contracts. The parties also began to negotiate the terms of the Merger Agreement.

   On November 12, 1999, the Board of Directors of the Company met and among other things, unanimously ratified the signing of the Letter of Intent and authorized the appropriate directors and officers to pursue the negotiations with Purchaser. On November 18, 1999, representatives of the Company and Purchaser, and their attorneys, met in New York to negotiate the terms of the definitive Merger Agreement. Following the meeting, numerous telephone calls took place between the parties.

   On November 22, 1999 the Board of Directors of the Company met to discuss the current state of negotiations with Purchaser. At this meeting, Banc of America made a financial presentation to the Board of Directors as to the fairness, from a financial point of view, of the $5.25 per Share cash consideration to be

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received in the Offer and the Merger by the holders of Shares (other than
Shares held by Purchaser, Acquisition Sub or any of their affiliates). The Company's counsel reviewed the terms of the Merger Agreement and reminded the members of the Board of Directors of their fiduciary duties as previously described at the meeting held on November 12, 1999. A vote regarding the transaction was postponed until November 24, 1999 to give board members time to fully review the material provided.

   On November 24, 1999, the Board of Directors met to review the Merger Agreement, receive Banc of America's fairness opinion and discuss whether to recommend the Offer. The Board of Directors received an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated November 24, 1999, the date of execution of the Merger Agreement) from Banc of America as to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the holders of Shares (other than Shares held by Purchaser, Acquisition Sub or any of their affiliates). The opinion is based upon the procedures and subject to the assumptions, qualifications and limitations described therein. Accordingly, the opinion may not be relied upon by any person other than the directors in their capacity as members of the Company's Board of Directors and in connection with their review and evaluation of the Offer and the Merger without the prior written consent of Banc of America. After a discussion, the Board of Directors approved, among other things, the Merger Agreement and the transactions contemplated thereby. Following the meeting, the parties entered into the Merger Agreement, and certain of the parties and affiliates thereof entered into the Tender Agreements (as defined below), the Director Letter Agreement and the Management Services Amendment.

   (b)(ii) REASONS FOR THE RECOMMENDATION BY THE BOARD OF DIRECTORS

   In reaching its conclusions and recommendation described above, the Board considered a number of factors, including without limitation the following:

     (a) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement.

     (b) The financial analysis and presentation of Banc of America to the Board of Directors on November 22, 1999 and November 24, 1999, and the oral opinion of Banc of America on November 24, 1999 (which opinion was subsequently confirmed by delivery of a written opinion dated November 24, 1999, the date of execution of the Merger Agreement) as to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by the holders of Shares (other than Shares held by Purchaser, Acquisition Sub or any of their affiliates). The opinion is based upon the procedures and subject to the assumptions, qualifications and limitations described in the opinion letter. In accordance with its engagement letter, the opinion of Banc of America is addressed solely to the Company's Board of Directors for the use of the directors in their capacity as members of the Company's Board of Directors in connection with their review and evaluation of the Offer and the Merger. The opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Shares held by Purchaser, Acquisition Sub or any of their affiliates) and is not intended, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer. A copy of the opinion is set forth in Schedule I. Holders of Shares are urged to read such opinion carefully in its entirety.

     (c) The process undertaken by the Company to solicit third party indications of interest in the possible acquisition of, or business combination with, the Company.

     (d) The fact that the structure of the acquisition of the Company by Purchaser as provided for in the Merger Agreement involves a cash tender offer for all outstanding Shares to be commenced within five business days of the public announcement of the Merger Agreement to be followed as promptly as practicable by a merger for the same consideration, thereby enabling the Company's stockholders to obtain cash for their Shares at the earliest possible time.

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     (e) The fact that the Merger Agreement, which prohibits the Company and any of its subsidiaries from, directly or indirectly, through any officer, director, employee, agent or otherwise, from soliciting, initiating or encouraging the submission of any Acquisition Proposal (as defined in the Merger Agreement) or participating in any negotiations regarding any Acquisition Proposal, does permit the Company to furnish non-public information to, and participate in negotiations with, any person that makes an unsolicited Acquisition Proposal if the Board by majority vote determines in good faith (i) after consultation with and receipt of advice from its outside legal counsel, that failing to take such action may reasonably be determined to constitute a breach of the fiduciary duties of the Board under applicable law, (ii) that commitments (financing and other) of substantially the same sufficiency and firmness as those then obtained by Purchaser have been obtained with respect to such Acquisition Proposal that the Board reasonably expects a transaction pursuant to such Acquisition Proposal could be consummated and (iv) that such Acquisition Proposal is not subject to any regulatory approvals that could reasonably be expected to prevent consummation.

     (f) The fact that Mr. Franklin and Mr. Ashken, the beneficial owners of approximately 10% and 3% of the outstanding Shares respectively, were each willing to enter into a Tender and Voting Agreement (together, the "Tender and Voting Agreements") pursuant to which each agreed to tender all of his Shares pursuant to the Offer and, in the event a stockholder vote is required, to vote his Shares in favor of the Merger.

     The summary of the Tender and Voting Agreements contained in the Offer to Purchase, which has been filed with the Commission as an exhibit to the
  Schedule 14D-1, a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Tender and Voting Agreements. A copy of the Tender and Voting Agreement of each of Mr. Franklin and Mr. Ashken has been filed as Exhibit 8 hereto and is incorporated herein by reference.

     (g) The historical market price of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium of approximately 58% over the closing price of the Shares on the last trading day prior to the public announcement on November 15, 1999 of the signing of a non-binding letter of intent for $5.25 per Share, and a premium of approximately 14% over the closing price of the Shares on the last trading day prior to the public announcement on November 26, 1999 of the Merger Agreement.

     (h) The familiarity of the Board with the business, results of operations, properties and financial condition of the Company, the competitive nature of the industry in which it operates and the prospects of the Company if it were to remain independent.

     (i) The regulatory approvals required to consummate the Merger, including, among others, antitrust approvals, and the prospects for receiving such approvals.

   The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. The Board did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

Item 5. Persons Retained, Employed or to be Compensated.

   The Company has retained Banc of America as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Banc of America's engagement, the Company has agreed to pay Banc of America a fee equal to $1,000,000 in connection with the consummation of the Offer. The engagement letter also calls for the Company to reimburse Banc of America for its reasonable out-of-pocket costs and expenses, and to indemnify Banc of America and certain related parties against certain liabilities, including liabilities under the federal securities laws.

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   Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

Item 6. Recent Transactions and Intent with Respect to Securities.

   (a) Except for the issuance of Shares upon exercise of outstanding options, no transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by an executive officer, director, subsidiary or affiliate of the Company.

   (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares to Acquisition Sub over which he or she has sole dispositive power as of the expiration date of the Offer.

Item 7. Certain Negotiations and Transactions by the Subject Company.

   (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as described in Item 3(b) or 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

   (a) The Information Statement attached as Schedule II hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in Item 3 above.

  (b) Section 203 of the Delaware General Corporation Law

   As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder,
(iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

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   In accordance with the Merger Agreement and Section 203, the Board approved the Offer, the Merger, the Tender and Voting Agreement and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

  (c) Antitrust

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements. There may be similar antitrust requirements in other jurisdictions.

   On December 3, 1999 or shortly thereafter, Purchaser will file with the FTC and the Antitrust Division a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Purchaser, unless both the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Purchaser, the waiting period would be extended for an additional 10 calendar days following substantial compliance by Purchaser with such request. Thereafter, the waiting period could be extended only by court order. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Acquisition Sub pursuant to the Offer. At any time before or after the purchase by Acquisition Sub of Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Acquisition Sub or the divestiture of substantial assets of Purchaser, its subsidiaries or the Company. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

   Although the Company believes that the Acquisition Sub's acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be. See Item 3(b) for certain conditions to the Offer, including conditions with respect to litigation and certain government actions.

                                       6
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Item 9. Material to be Filed as Exhibits.

Exhibit 1 Excerpts from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and from the Company's Proxy Statement for its Annual Meeting of Stockholders as filed with the Commission on May 26, 1999.

Exhibit 2 Letter Agreement dated as of November 24, 1999 by and among the Company, Martin Holdings, Inc. and Wind Point Partners amending the Management Services Agreement.

Exhibit 3 Letter Agreement, dated as of November 24, 1999 by and between the Company, Acquisition Sub and each of Messrs. Franklin and Ashken relating to Board membership of Surviving Corporation.

Exhibit 4 Agreement and Plan of Merger, dated as of November 24, 1999, among the Company, Purchaser and Acquisition Sub.

Exhibit 5 Letter to Stockholders of the Company from the Chairman of the Board dated December 2, 1999.

Exhibit 6  Press Release dated November 15, 1999.

Exhibit 7  Press Release dated November 26, 1999.

Exhibit 8 Tender and Voting Agreements, dated as of November 24, 1999, by and between the Company, Acquisition Sub and each of Martin E. Franklin and Ian G. H. Ashken.

Exhibit 9  Confidentiality Agreement between the Company and the Purchaser.


                                       7
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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Bolle Inc.

                                             /s/ Martin E. Franklin
                                          By: _____________________________
                                            Name: Martin E. Franklin
                                            Title:   Chairman of the Board

Dated: December 2, 1999

                                       8
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                        [LETTERHEAD OF BANK OF AMERICA]



                               November 24, 1999




Board of Directors
Bolle Inc.
555 Theodore Fremd Ave
Suite B-320
Rye, New York 10580



Members of the Board of Directors:

     You have requested our opinion as to the fairness from a financial point of view to the Common Stockholders (as defined below) of Bolle' Inc. (the "Company") of the consideration proposed to be received by the Common Stockholders provided for in connection with the proposed tender offer (the "Tender Offer") for all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the "Company Common Stock") and the merger (the "Merger") of the Company with a wholly owned subsidiary of Worldwide Sports & Recreation, Inc. (the "Purchaser"). Pursuant to the terms of the Agreement and Plan of Merger, to be dated as of November 24, 1999 (the "Agreement"), among the Company, the Purchaser and Shade Acquisition, Inc., a wholly owned subsidiary of the Purchaser ("Acquisition Sub"), Acquisition Sub will pay $5.25 per share in cash for each share of Company Common Stock accepted in the Tender Offer. The Agreement further provides that following completion of the Tender Offer, the Company will become a wholly owned subsidiary of the Purchaser, and holders of the Company Common Stock (the "Common Stockholders") will receive for each share of Company Common Stock, held by them, other than shares held in treasury or held by the Purchaser or any affiliate of the Purchaser or as to which dissenters' rights have been perfected, consideration equal to $5.25 per share. The terms and conditions of the Tender Offer and the Merger are more fully set out in the Agreement.

     For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other business and financial information of the Company;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company;

    (iii) analyzed certain financial forecasts prepared by the management of the Company:

    (iv) discussed the past the current operations, financial condition and prospects of the Company with senior executives of the Company;

    (v) reviewed an discussed with senior executives of the Company information relating to certain strategic, financial and operational benefits anticipated from the Merger;

    (vi) reviewed the reported prices and trading activity for the Company Common Stock;

    (vii) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly traded companies we deemed relevant;

    (viii) compared certain financial terms to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

    (ix) participated in discussions and negotiations among representatives of the Company and the Purchaser, the Purchaser's financial advisor and their respective legal advisors;

    (x) reviewed the November 22, 1999 draft of the Agreement and certain related documents; and

    (xi) performed such other analyses and considered such other factors as we have deemed appropriate.


    We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals.

    We note that on the date hereof the Purchaser does not have a commitment for the financing necessary to close the transactions contemplated by the Agreement (the "Transactions"), and we further note that, under the terms of the Agreement, if the financing condition or any of the other conditions set forth in the Agreement are not satisfied or waived, and the Transactions are not completed, the Company could be adversely impacted from a financial point of view.

    We have acted as sole financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, which is contingent upon the consummation of the Tender Offer and the Merger. In the past, Banc of America Securities LLC or its affiliates have provided financial advisory and financing services for the Company and the Purchaser and its affiliates and received fees for the rendering of these services. Currently, our affiliates provide financing services with respect to the Company's credit facility and with respect to credit facilities of affiliates of the Purchaser. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or affiliates of the Purchaser for our own account or for the accounts of customers and accordingly, we or our affiliates may at any time hold long or short positions in such securities. As of the date hereof, one of our affiliates has committed to make an equity investment as a limited partner in a fund that is providing a portion of the financing for the Purchaser.

    It is understood that his letter is for the benefit and use of the Board of Directors of the Company in connection with and for purpose of its evaluation of the Transactions and is not on behalf of, and shall not confer rights or remedies upon, any person other than the Board of Directors. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. However, this opinion may be included in its entirety in any filing made by the Company in respect of the Transactions with the Securities and Exchange Commission, so long as this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form reasonably acceptable to us and our counsel. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. In addition, BAS expresses no opinion or recommendation as to whether or not the Common Stockholders should tender their shares of Company Common Stock in connection with the Tender Offer.

    Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the consideration to be received by the Common Stockholders in the proposed Tender Offer and the proposed Merger is fair from a financial point of view to the Common Stockholders.

                                     Very truly yours,

                                     BANC OF AMERICA SECURITIES LLC

                                     By: /s/ David M. Jacquin
                                        ------------------------------
                                        Name: David M. Jacquin
                                        Title: Managing Director

                                                                     Schedule II

                                   BOLLE INC.
                     555 THEODORE FREMD AVENUE, SUITE B 302
                              RYE, NEW YORK 10180

                     Information Pursuant to Section 14(f)
                     of the Securities Exchange Act of 1934
                           And Rule 14f-1 Thereunder

   The following information is being furnished to holders of the common stock, par value $0.01 per share ("Common Stock" or the "Shares"), of Bolle Inc., a Delaware corporation (the "Company"), in connection with the possible designation by Worldwide Sports and Recreation, Inc., a Delaware corporation ("Purchaser"), of at least a majority of the board of directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of November 24, 1999 (the "Merger Agreement"), by and among the Company, Purchaser, and Shade Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Purchaser ("Acquisition Sub"). THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

   The Merger Agreement provides that, effective upon the acceptance for payment by Acquisition Sub of Shares constituting fifty-one percent (51%) of the aggregate outstanding Shares (assuming the exercise of all options to purchase, and the conversion or exchange of all securities convertible or exchangeable into, Shares outstanding as of the consummation of the Offer) pursuant to the Offer, Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (after giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares owned by Purchaser or Acquisition Sub (including Shares accepted for payment) bears to the total number of shares of Company Common Stock outstanding. The Company is obligated under the Merger Agreement to take all action necessary to cause the Purchaser's designees (the "Purchaser Designees") to be elected or appointed to the Board, including, without limitation, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both. The Company is also obligated to use its best efforts to cause individuals designated by Purchaser to constitute the same percentage as such individuals represent on the Board of (x) each committee of the Board, (y) each board of directors of each Subsidiary of the Company and (z) each committee of each such board.

   The information contained in this Schedule II concerning the Purchaser or Acquisition Sub has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

   As of December 1, 1999, there were issued and outstanding 7,091,774 shares of Common Stock, each of which entitles the holder to one vote.

                   ACQUISITION DESIGNEES, BOARD OF DIRECTORS
                             AND EXECUTIVE OFFICERS

Purchaser Designee Biographical Information

   The Purchaser has informed the Company that it will choose the Purchaser Designees from the individuals shown in the table below to serve on the Board. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of Purchaser Designees currently is a director of, or holds any position with, the Company. To the best of Purchaser's knowledge, except as set forth below and in the Offer to Purchase, none of Purchaser Designees or any of their associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission.

   The following table sets forth the name, business address, present principal occupation and material positions held within the past five years of each director and executive officer of Purchaser and Acquisition Sub. Each person listed below is a citizen of the United States of America.

                         PURCHASER AND ACQUISITION SUB

                                            Present Principal Occupation or
                                                      Employment,
               Name and                 Material Positions Held During the Past
           Business Address                           Five Years
-------------------------------------------------------------------------------
 Richard R. Kracum.................... Chairman of Board of Directors of
 Wind Point Partners                   Purchaser since August 1999 and of
 676 N. Michigan Avenue, Suite 3300    Acquisition Sub since November 1999.
 Chicago, IL 60611                     Managing Director of Wind Point
                                       Partners, a private equity fund
                                       headquartered in Chicago, Illinois
                                       ("Wind Point") since 1986. A founder of
                                       Wind Point Partners III, L.P., a
                                       $215 million private equity fund in 1997
                                       and a founder of Wind Point Partners IV,
                                       L.P., a private equity fund with
                                       approximately $290 million in committed
                                       capital.


 B. Joseph Messner.................... President and Chief Executive Officer of
 Worldwide Sports & Recreation         Purchaser since August 1999 and of
 9200 Cody                             Acquisition Sub since November 1999.
 Overland Park, KS 66214               From 1996 to 1997, Mr. Messner was the
                                       CEO of First Alert, a publicly held
                                       manufacturer of smoke alarms. Prior to
                                       this position, Mr. Messner was President
                                       of Bushnell, a division of Bausch & Lomb
                                       from 1989 to 1995.

 Norman Singer........................ Director of Purchaser since August 1999
 460 S. Marion Street                  and Acquisition Sub since November 1999.
 #1504C                                Mr. Singer served as Chairman of the
 Denver, CO 80209                      Board of Directors of Purchaser from
                                       1997 to 1999. He is also a licensed
                                       attorney and in his capacity as a
                                       Director also represents the remaining
                                       minority interests of a predecessor of
                                       Purchaser.

 Salam Chaudhary...................... Secretary of Acquisition Sub since
 Worldwide Sports and Recreation, Inc. August 1999. Mr. Chaudhary joined Wind
 c/o Wind Point Partners               Point as an Associate in 1997 and is
 One Towne Square, Suite 780           currently a Vice-President. Prior to
 Southfield, MI 48076                  working at Wind Point Partners, he was
                                       an analyst at First of Michigan
                                       Corporation, an investment bank, from
                                       1996 to 1997 and the head analyst at
                                       Health Care REIT, a publicly traded real
                                       estate investment trust, from 1995 to
                                       1996.

Board Biographical Information

   The persons named below are the current members of the Board. The following sets forth, as to each director, his age (as of December 1, 1999), and principal occupation and business experience, the period during which each has served as a director, any family relationship with any other director or executive officer of the Company and the directorships currently held by him in corporations whose shares are publicly registered.

                                            Principal Occupation or
            Name            Age          Occupations and Directorships
-------------------------------------------------------------------------------
 Martin E. Franklin(1)(2).. 35  Mr. Franklin has been Chairman of the Company's
                                Board of Directors since February 1997. Mr.
                                Franklin has been Chairman and Chief Executive
                                Officer of Marlin Holdings, Inc., the general
                                partner of Marlin Capital, L.P., a private
                                investment partnership, since October 1996.
                                From May 1996 until March 1998, Mr. Franklin
                                served as Chairman and Chief Executive Officer
                                of Lumen Technologies, Inc. ("Lumen"), and
                                served as Executive Chairman from March 1998
                                until December 1998. Mr. Franklin was Chairman
                                of the Board and Chief Executive Officer of
                                Lumen's predecessor, Benson Eyecare Corporation
                                ("Benson"), from October 1992 to May 1996 and
                                President from November 1993 until May 1996.
                                Mr. Franklin was non-executive Chairman and a
                                director of Eyecare Products plc from December
                                1993 until February 1999. In addition, Mr.
                                Franklin has served as a director of Specialty
                                Catalog Corp. since 1994 and as a director of
                                Corporate Express, Inc. since April 1999. Mr.
                                Franklin also serves on the boards of a number
                                of privately held companies and charitable
                                organizations.


 Gary A. Kiedaisch(1)...... 53  Mr. Kiedaisch has been a director of the
                                Company since July 1997. From July 1997 to
                                November 1999, Mr. Kiedaisch was also the
                                Company's President and Chief Executive
                                Officer. From 1989 until his appointment as the
                                Chief Executive Officer of the Company, Mr.
                                Kiedaisch had been President and Chief
                                Executive Officer of the Mt. Mansfield Company
                                d/b/a Stowe Mountain Resort, a wholly owned
                                subsidiary of multi-national insurance and
                                financial services conglomerate American
                                International Group.

 Ian G. H. Ashken(1)(2).... 39  Mr. Ashken has been Vice-Chairman and Secretary and a director of the Company since December
                                1998. From February 1997 until his appointment
                                as Vice-Chairman, Mr. Ashken was Executive Vice
                                President, Chief Financial Officer, Assistant
                                Secretary and a Director of the Company. Mr.
                                Ashken was Executive Vice President, Chief
                                Financial Officer, Assistant Secretary and a
                                Director of Lumen from December 1995 to
                                December 1998. Mr. Ashken was Chief Financial
                                Officer of Benson and a director of Benson from
                                October 1992 to May 1996. Mr. Ashken also
                                served as Benson's Executive Vice President
                                from October 1994 to May 1996; Secretary from
                                October 1992 to December 1993; and Assistant
                                Secretary from December 1993 to May 1996. Since
                                October 1996, Mr. Ashken has been Vice Chairman
                                of Marlin Holdings, Inc., the general partner
                                of Marlin Capital, L.P. Mr. Ashken was a
                                director of Eyecare Products plc from August
                                1994 to February 1999.

 Franck Bolle(1)........... 43  Mr. Bolle has been a director of the Company since July 1997. Mr. Bolle was appointed
                                President and Director of International
                                Operations of Bolle France, the Company's
                                French subsidiary group, in July 1997. Mr.
                                Bolle has been a member of the executive
                                management of Bolle France since 1984.

                                            Principal Occupation or
            Name            Age          Occupations and Directorships
-------------------------------------------------------------------------------
 Patricia Bolle Passaquay.. 44  Ms. Bolle Passaquay has been a director of the
                                Company since July 1997. From July 1997 to June
                                1999, Ms. Passaquay served as the Director of
                                Export Operations of Bolle France. Ms.
                                Passaquay was a member of the executive
                                management of Bolle France from 1981 to June
                                1999.


 David L. Moore(2)(3)(4)... 43  Mr. Moore has been a director of the Company since March 1998. He is Chairman and Chief
                                Executive Officer of Garden State Brickface,
                                Windows and Siding, a New York metropolitan area residential and commercial remodeling firm. Mr. Moore is also Chairman of Paradigm
                                Direct, a direct marketing firm, and is
                                Chairman of Ventures, a venture capital and investment firm headquartered in Westchester,
                                New York.

 David S. Moross(3)(4)..... 40  Mr. Moross became a director of the Company in
                                March 1998. Mr. Moross is the Managing Partner
                                of IMG/Chase Sports Capital, L.P., a global
                                private equity investment fund. Prior to
                                establishing this fund, Mr. Moross was Vice
                                Chairman of Whitehall Financial Group, where he
                                was actively involved in direct equity
                                investments and debt financings. Mr. Moross was
                                also Chairman of Insco, Inc., a Whitehall
                                affiliate which provided management consulting
                                services. In addition, he served as Chief
                                Executive Officer of Kalvin-Miller
                                International, Inc., a national insurance
                                broker. He currently is a member of Whitehall's
                                Board of Directors and serves as a Governor of
                                the Dana-Farber Cancer Institute.

--------
(1) Member of Executive Committee
(2) Member of Nominating Committee
(3) Member of Audit Committee
(4) Member of Compensation/Stock Option Committee

Board Committees and Meetings

   The Company has an Audit Committee, which is currently composed of Messrs. David L. Moore and David S. Moross. During the fiscal year ended December 31, 1998, the Audit Committee met on two occasions for the purpose of selecting the Company's independent auditors for the year ended December 31, 1999.

   The Company has a Compensation Committee, which is currently composed of Messrs. David L. Moore and David S. Moross. During the fiscal year ended December 31, 1998, the Compensation Committee met on three occasions for the purpose of determining participation in the Company's 1998 Stock Incentive Plan.

   The Company has an Executive Committee, which is currently composed of Messrs. Martin E. Franklin, [Gary A. Kiedaisch,] Ian G.H. Ashken, Franck Bolle and Patricia Bolle Passaquay. The Executive Committee did not meet during the fiscal year ended December 31, 1998.

   The Company has a Nominating Committee, which is currently composed of Messrs. Martin E. Franklin, Ian G.H. Ashken, and David L. Moore. The Nominating Committee did not meet during the fiscal year ended December 31, 1998.

   The Board of Directors of the Company held six meetings and executed three unanimous written consents in lieu of a meeting during the fiscal year ended December 31, 1998. In 1998, all of the directors attended and executed 75% or more of the aggregate meetings and written consents of the Board and all committees thereof on which they served.

   After the consummation of the Merger, it is expected that the Company's Board will act to appoint new members to the Audit, Compensation, Executive and Nominating committees. To the Company's knowledge, no decision has been made by the Purchaser Designees regarding the membership of any such committees of the Board. In addition, pursuant to a letter agreement by and among Acquisition Sub and Martin E. Franklin and Ian G.H. Ashken, dated November 24, 1999 (the "Director Agreement"), Messrs. Franklin and Ashken agreed that, for a period of one year following the consummation of the Offer, Mr. Franklin or, in the event of his death or disability, Mr. Ashken, will serve on the Company's Board of Directors, but may resign upon the occurrence of certain events. [The Director Agreement (the terms of which are incorporated by reference herein) has been filed with the Securities and Exchange Commission as Exhibit [ ] to the Schedule 14D-9 to which this information statement pursuant to Rule 14f-1 is attached as Schedule II.]

Directors' Compensation

   In fiscal 1998, members of the Company's Board of Directors, other than those who were officers or employees of the Company and the Chairman of the Board, received an annual fee of $11,250 for their services as directors and as members of any committees of the Company's Board of Directors on which they served. For 1999, this annual fee will be $15,000. Directors who are not officers or employees of the Company also receive automatic stock option grants under the Company's 1998 Stock Incentive Plan.

Executive Officers

   Executive officers serve at the discretion of the Board. The following table sets forth certain information concerning the executive officers of the Company (as of December 1, 1999) who are expected to serve in such capacity until the consummation of the Merger (none of whom has a family relationship with another executive officer):

       Name                               Position                          Age
       ----                               --------                          ---
Martin E. Franklin    Chairman of the Board, since February 1997.            35
Ian G.H. Ashken       Vice-Chairman and Secretary, since December 1998.      39
Thomas R. Reed        Chief Financial Officer, since January 1999.           39

Business Experience

   For biographical information regarding of each executive officer other than Thomas R. Reed, please see the table entitled "Board Biographical Information."

   Mr. Reed has been Chief Financial Officer of the Company since January 1999. From June 1997 until his appointment as Chief Financial Officer of the Company, Mr. Reed was Chief Financial Officer and Chief Operating Officer of Bolle America, Inc. ("Bolle America"). Mr. Reed was Vice President of Finance and Administration of Bolle America from November 1996 until his appointment as Chief Financial Officer and Chief Operating Officer of Bolle America. From December 1994 until his appointment as Vice President of Finance and Administration of Bolle America Mr. Reed was the Controller of Bolle America, Inc.

                     STOCK OWNERSHIP OF CERTAIN BENEFICIAL
                        OWNERS, DIRECTORS AND MANAGEMENT

   The following table sets forth as of December 1, 1999 (a) the name, address and holdings as to each person (including any "group" as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) known by the Company to be the beneficial owner of more than five percent of the Common Stock, and
(b) the beneficial ownership of Common Stock of each of the executive officers and directors of the Company and all executive officers and directors of the Company as a group. Unless otherwise indicated, the business address of each of the following persons is c/o Bolle Inc., 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.

                                          Amount and Nature of    Percentage of
Name and Address of Beneficial Owner     Beneficial Ownership (1)  Class Owned
------------------------------------     -----------------------  -------------
Martin E. Franklin (2).................           746,506             10.1%
Gary A. Kiedaisch (3)..................           110,333              1.5%
Ian G.H. Ashken (4)....................           177,082              2.5%
Franck Bolle (5).......................           203,477              2.8%
Patricia Bolle Passaquay (6)...........           203,477              2.8%
David L. Moore (7).....................             5,949                *
David S. Moross (8)....................               833                *
Thomas Reed (9)........................            11,848                *
All Executive Officers and Directors as
 a group (9 persons)...................         1,459,505             18.4%
Millbrook Partners, L.P. (10) .........         1,020,865             14.4%
 2102 Sawgrass Village Drive
 Ponte Vedra Beach, Florida 32082
Marvin Schwartz (11)...................           463,157              6.5%
 605 Third Avenue
 New York, New York 10158
OZ Management, L.L.C. (12) ............         1,821,388             21.6%
 153 East 53rd Street
 New York, New York 10022
Wynnefield Partners Small Cap Value,
 L.P., Wynnefield Partners Small
 Cap Value, L.P.--I, and Wynnefield
 Small Cap Value Offshore Fund, Ltd.
 (13)..................................           391,064              5.5%
 One Penn Plaza, Suite 4720
 New York, NY 10119

--------
 *Less than 1%.
 (1) Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within sixty (60) days upon the exercise of an option or warrant are treated as outstanding for purposes of determining beneficial ownership and the percent beneficially owned by such individual and for the executive officers and directors as a group.
 (2) Includes 5,127 shares of Common Stock held in trust for Mr. Franklin's minor children as to which shares Mr. Franklin disclaims beneficial ownership and 300,208 shares which Mr. Franklin has the right to acquire within 60 days of the date hereof upon the exercise of options.
 (3) Includes 108,333 shares which Mr. Kiedaisch has the right to acquire within 60 days of the date hereof upon the exercise of options.

 (4) Includes 8,333 shares of Common Stock held in trust for Mr. Ashken's minor children, as to which shares Mr. Ashken disclaims beneficial ownership and 102,082 shares which Mr. Ashken has the right to acquire within 60 days of the date hereof upon the exercise of options.
 (5) Includes 147,730 shares which Mr. Bolle has the right to acquire within 60 days of the date hereof upon the exercise of options and warrants.
 (6) Includes 147,730 shares which Ms. Bolle Passaquay has the right to acquire within 60 days of the date hereof upon the exercise of options and warrants.
 (7) Includes 833 shares which Mr. Moore has the right to acquire within 60 days of the date hereof upon the exercise of options.
 (8) Includes 833 shares which Mr. Moross has the right to acquire within 60 days of the date hereof upon the exercise of options.
 (9) Includes 11,848 shares which Mr. Reed has the right to acquire within 60 days of the date hereof upon the exercise of options.
(10) Based on Schedule 13D filing, dated June 11, 1998. 991,199 of these shares, or 13.9% of the Common Stock, are beneficially held by Millbrook Partners, L.P. ("Millbrook"), and the remaining 29,666 shares are beneficially held by Millbrook's general partner, Mark M. Mathes.
(11) In a Schedule 13D filing dated March 26, 1998, Marvin Schwartz, acting in his personal capacity and not as a principal of Neuberger & Berman, reported beneficial ownership of these shares.
(12) 1,333,333 shares issuable at any time at the option of OZ Master Fund, Ltd. upon conversion of $7,000,000 aggregate principal amount of certain Convertible Notes issued to OZ Master Fund, Ltd. by the Company in May 1998, subject to the provisions of the Convertible Note Purchase Agreement. Includes 248,055 additional shares held by OZ Master Fund, Ltd. and 240,000 shares held by its affiliate Och-Ziff Capital Management, L.P., over which OZ Management, L.L.C., the investment manager to the foregoing entities, may be deemed to have investment power.
(13) Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P.--I and Wynnefield Small Cap Value Offshore Fund, Ltd. collectively reported beneficial ownership of these shares in a Schedule 13G filed on May 18, 1999.

   Pursuant to the terms of letter agreements by and among each of Martin E. Franklin and Ian G.H. Ashken and the Purchaser dated as of November 24, 1999 (the "Tender and Voting Agreement"), each of Messrs. Franklin and Ashken has agreed to tender all of the Shares owned by him pursuant to the Offer and to vote the Shares owned by him in favor of the Offer, the Merger, the Merger Agreement and each of the transactions contemplated thereby at any meeting or by written action of the stockholders of the Company. The Tender and Voting Agreements (the terms of which are incorporated by reference herein) have been filed with the Securities and Exchange Commission as Exhibit 8 to the Schedule 14D-9 to which this information statement pursuant to Rule 14f-1 is attached as
Schedule II.

                             EXECUTIVE COMPENSATION

   The following table sets forth information concerning cash and certain other compensation paid or accrued by the Company in the fiscal years ended December 31, 1998 and 1997 for the Chief Executive Officer of the Company in all capacities in which he served. The table also sets forth cash and certain other compensation paid to or accrued by the Company for the Chairman of the Board. Other than Gary A. Kiedaisch and Martin E. Franklin (collectively, the "Named Executive Officers"), no executive officer of the Company received total salary and bonus during fiscal year 1998 in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                       Long-Term
                                                      Compensation
                               Annual Compensation       Awards
                               ---------------------- ------------
                                                       Number Of
                                                       Securities   All Other
                                       Salary  Bonus   Underlying  Compensation
Name And Principal Position    Year      ($)    ($)   Option/ SARs     ($)
---------------------------    ----    ------- ------ ------------ ------------
Gary A. Kiedaisch              1998    223,077    --    100,000          --
 President and Chief Executive
 Officer...................... 1997(2) 103,846 37,500   166,667          --
Martin E. Franklin(1)          1998        --     --        --       150,000
 Chairman..................... 1997        --     --        --           --

--------
(1) Mr. Franklin is not paid a salary by the Company. He provides services pursuant to a Management Services Agreement by and among the Company and Marlin Holdings, Inc., for which the Company pays Marlin Holdings $50,000 per month.
(2) From his date of hire in July 1997.

                             OPTION GRANTS IN 1998

   The following table sets forth information regarding new options currently held by the executive officers which were granted by the Company in 1998. The table excludes options issued in conjunction with the Company's spinoff from Lumen in 1998 (the "Spinoff") for Lumen options held, because those options were issued as substitutes for Lumen options outstanding before the Spinoff. In accordance with the rules of the Securities and Exchange Commission, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their terms. These gains are based on assumed rates of annual compound stock price appreciation of the Common Stock of 5% and 10% from the date the options were granted to the end of the option terms.

                           Individual Grants
                         ---------------------
                                                                                Potential
                                                                            Realizable Value
                                     Percent                                at Assumed Annual
                                     of Total                                Rates of Stock
                         Number of   Options                                      Price
                         Securities Granted To                              Appreciation for
                         Underlying Employees  Exercise                        Option Term
                          Options   in Fiscal  Price Per                    -----------------
Name                      Granted      1998      Share    Expiration Date      5%      10%
----                     ---------- ---------- --------- ------------------ -------- --------
Gary A.
 Kiedaisch(1)(2)........  100,000      26%       $3.75   September 23, 2005 $127,628 $161,051
Martin E. Franklin(3)...      --       --          --           --               --       --

--------
(1) 25,000 of Mr. Kiedaisch's options will vest on each of September 23, 1999, 2000, 2001 and 2002.
(2) Mr. Kiedaisch was issued Company options during 1998 in connection with the replacement of his previously issued Lumen options held at the time of the Spinoff. Mr. Kiedaisch was thereby issued 166,667 options at an average exercise price of $.76 with expiration dates from July 1998 through July 20, 2001.

(3) Mr. Franklin was not issued any new Company options during 1998. Mr. Franklin was issued Company options during 1998 for the equivalent value of his Lumen options held at the time of the Spinoff. Lumen was required to take a compensation charge for this issuance. Mr. Franklin was thereby issued 339,167 options at an average exercise price $1.81 with expiration dates from May 3, 2003 through March 25, 2004.

                     OPTIONS EXERCISED IN LAST FISCAL YEAR;
                        FISCAL YEAR ENDED OPTION VALUES

   The following table summarizes certain information regarding certain option values as of the end of fiscal 1998 of options currently held by the named executive officers.

                       Number of Unexercised        Value of Unexercised
                         Options at FY-End   In-The-Money Options At FY-End ($)
                       --------------------- ----------------------------------
                           Exercisable/                 Exercisable/
Name                       Unexercisable               Unexercisable
----                   --------------------- ----------------------------------
Gary A. Kiedaisch.....    41,666/225,001              $51,665/$155,001
Martin E. Franklin....    261,249/77,918              $274,082/$11,918

Employment Agreement

   Prior to November 30, 1999, Mr. Kiedaisch was employed full time pursuant to an employment agreement with the Company, which as amended during 1998 provided for a term ending on December 31, 2001, unless earlier terminated by either party. Mr. Kiedaisch's employment agreement provided for annual base compensation of $275,000 and entitled Mr. Kiedaisch to a bonus each year which varied based on the Company's annual earnings reaching certain milestones. Mr. Kiedaisch also received a grant of Lumen options which were exchanged upon the completion of the Spinoff for 166,667 options to purchase shares of Common Stock. During 1998, Mr. Kiedaisch received a grant of 100,000 options to purchase Common Stock. Pursuant to a separate Memorandum of Understanding, Mr. Kiedaisch will be entitled to a cash payment from the Company if the value of the nominal gains on the options (the "Nominal Gain") at the close of business on July 6, 2001 falls below certain levels as follows: If Mr. Kiedaisch's employment has been terminated prior to July 6, 2001 other than without cause, and the Nominal Gain is less than $338,000, the Company shall pay to Mr. Kiedaisch the difference between $338,000 and the Nominal Gain. The employment agreement restricts Mr. Kiedaisch from competing against the Company and its affiliates in the United States or any other territory where the Company does business or in which the Company's products are marketed for a period of one year following the expiration of the employment agreement and further contains certain anti-solicitation and confidentiality provisions. The Company may terminate the employment agreement without cause upon paying Mr. Kiedaisch a severance indemnity equal to one year's base compensation or all remaining base compensation due thereunder for the remainder of the term, whichever is greater, plus the pro rata portion of his bonus for the then current year. In the event of any termination without cause, all options granted to Mr. Kiedaisch which were not then vested would vest automatically. Mr. Kiedaisch's employment with the Company was terminated as of November 30, 1999, and Mr. Kiedaisch agreed to remain a non-executive director of the Company. On December 2, 1999, Mr. Kiedaisch executed a written consent and waiver pursuant to which Mr. Kiedaisch waived any and all rights or claims that he may have under the employment agreement and Memorandum of Understanding to severance or separation pay or a sale or success bonus in connection with his departure from the Company or the Transactions completed by the Merger Agreement.

1998 Stock Incentive Plan

   In January 1998, the Company's Board of Directors adopted the 1998 Stock Incentive Plan (the "Plan") under which 2,500,000 shares of Common Stock are reserved for issuance pursuant to the grant of stock-based awards under the Plan. Pursuant to the Plan, employees, officers, directors and consultants of the Company and its subsidiaries and affiliates (other than employees subject to a collective bargaining agreement) are eligible to be selected by the Compensation Committee as participants to receive discretionary awards of various forms of equity-based incentive compensation, including stock options, stock appreciation rights, restricted stock awards, performance share unit awards and phantom stock unit awards, and awards consisting of any combination of such equity-based incentives as set forth below.

   The Plan is administered by the full Board of Directors of the Company or a committee thereof, including the Compensation Committee (the entity administering the Plan, hereafter referred to as the "Committee"). The Committee, in its sole discretion, will determine which eligible officers, employees and consultants of the Company and its subsidiaries may participate in the Plan and the type, extent and terms of the equity-based awards to be granted to them. Members of the Committee who are Non-Employee Directors will receive automatic non-discretionary annual grants of stock options pursuant to the Plan.

   Each Non-Employee Director has been granted an option to purchase 3,333 shares of Common Stock in connection with the Spinoff. On the date that a person first becomes a Non-Employee Director, he or she will automatically be granted an option to purchase 3,333 shares of Common Stock. Thereafter, beginning in 1999, on the date of each annual meeting of stockholders of the Company, each Non-Employee Director will automatically be granted an option to purchase 1,000 shares of Common Stock. All such automatic grants to Non-Employee Directors are hereafter called "Director Options." Each Director Option has an exercise price per share equal to the fair market value of one share of Common Stock on the date of grant and vests and becomes exercisable over a four year period beginning on the first anniversary of the date of grant at the rate of 25% of each Director Option on each of the four years immediately following the date of grant. All Director Options will be NQSO's (as defined below).

   Stock options granted by the Committee under the Plan may be "incentive stock options" ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or "non qualified stock options" ("NQSO's"). The exercise price of the options will be determined by the Committee when the options are granted, subject to a minimum price of the fair market value of the Common Stock on the date of grant in the case of ISOs and the par value in the case of NQSOs. The option exercise price for all options granted under the Plan may be paid in cash or in shares of Common Stock having a fair market value on the date of exercise equal to the exercise price or, in the discretion of the Committee, by delivery to the Company of (i) other property having a fair market value on the date of exercise equal to the option exercise price, or
(ii) a copy of irrevocable instructions to a stockbroker to deliver promptly to the Company an amount of sale or loan proceeds sufficient to pay the exercise price.

   A stock appreciation right (a "SAR"), may be granted by the Committee as a supplement to a related stock option or may be granted independently of any option. SARs granted in connection with an option will become exercisable and lapse according to the same vesting schedule and lapse rules that are established for the corresponding option. SARs granted independently of any option will vest and lapse according to the terms and conditions set by the Committee. A SAR will entitle its holder to be paid an amount equal to the excess of the fair market value of the Common Stock subject to the SAR on the date of exercise over the exercise price of the related stock options, in the case of a SAR granted in connection with an option, or the fair market value of Common Stock on the date of grant in the case of a SAR granted independently of an option.

   Shares of Common Stock covered by a restricted stock award may, in the discretion of the Committee, be issued to the recipient at the time the award is granted or may be deposited with an escrow agent until the end of the restricted period set by the Committee. During the restricted period, restricted stock will be subject to transfer restrictions and forfeiture in the event of termination of employment with the Company or a subsidiary and other restrictions and conditions established by the Committee at the time the award is granted.

   A phantom stock unit award will provide for the future payment of cash or the issuance of shares Common Stock to the recipient if continued employment or other conditions established by the Committee at the time of grant are attained.

   A performance share unit award will provide for the future payment of cash or the issuance of shares of the Common Stock to the recipient upon the attainment of certain corporate performance goals established by the Committee over performance award periods. At the end of each performance award period, the Committee decides the extent to which the corporate performance goals have been attained and the amount of cash or Common Stock to be distributed to the participant.

   During the year ended December 31, 1998, the Company granted 385,500 options under the Plan, and also granted 829,164 replacement options of equivalent Lumen options which were canceled in connections with the Spinoff. Of the new options granted, 28% were granted to named executive officers and directors of the Company.

                        Other Compensation Arrangements

   The Company does not maintain a pension plan or other actuarial retirement plan for its named executive officers. The Company does not maintain any long term incentive plans. The Company's named executive officers are eligible to participate in benefit plans which are generally available to the Company's employees, including a 401(k) savings plan and the health and life insurance programs.

            Compensation Committee Report on Executive Compensation

   This report is made by the Compensation Committee of the Board of Directors (the "Committee"). The Committee is currently composed of David L. Moore (Chairman) and David S. Moross. The Committee is responsible for setting and administering the Company's policies governing annual compensation of key employees, managers, officers and executive officers, including setting individual annual base salaries or salary guidelines, annual bonus plans and individual participation levels, and participation in the Plan. See "Director Compensation." Compensation of executive officers, including compensation of the Chief Executive Officer, is subject to approval of the Board of Directors. The proposed compensation of any member of the Committee who also is an executive officer would be subject to ratification by the disinterested members of the Board of Directors; none of the present members of the committee are or have been executive officers of the Company, and it is the Company's policy to appoint only disinterested directors as members of the Committee.

 Compliance with Federal Tax Law

   The Committee has considered the potential impact of Section 162(m) (the "Section") of the Internal Revenue Code, as amended. The Section disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any tax year for any executive officer, unless compensation is based on performance. The Company maintains executive cash compensation significantly below the $1 million threshold, and the Company believes that any options granted under the Plan to any of its executive officers will qualify as performance-based compensation, to the extent that any of the same may result in compensation in excess of the threshold. Consequently, the Committee does not believe that the Section will have any impact on the deductibility to the Company of any compensation paid to executive officers.

 Overview

   The Company's executive compensation program currently includes the following key elements: base salary, cash bonuses and awards of stock options. The Company's general executive officer compensation policy is intended to: (i) support achievement of the Company's strategic goals; (ii) retain and reward sufficiently committed and talented individuals prepared to invest their talents for long term rather than short term gain and (iii) tie executive officers' interests to stockholder interests.

   The Committee determines base salaries for new executive officers and base salary adjustments for current executive officers by evaluating the responsibilities of the position held, the experience of the individual and individual performance. It determines stock option awards based on the same factors. In reviewing executive compensation matters, the committee may consult with the Company's human resources professionals and/or independent compensation consultants. The Committee also may make use of independently available compensation survey data and other publicly available information, including publicly-disclosed compensation information of other companies of comparable size engaged in similar industries, as well as information gained through their experience as directors of other publicly and privately held corporations. The Committee's determinations also are made with reference to the Company's available financial resources.

   While the Company may make use of publicly available data and other surveys in setting its general compensation policies, the Company is relatively young and has experiences a period of rapid change. Consequently, it is not possible to compare the Company or its compensation policies directly with more established companies, and the Company's executive officer compensation is not rigidly dominated by a lock-step approach to keeping executive compensation competitive with compensation levels of companies of similar size or in comparable industries. Additionally, the Company's brief history has rendered financial results difficult to compare from one period to another. Therefore, achievement of financial goals set by the Board on an annual basis is only one of the factors considered in setting the Company's compensation policy; successful implementation of the Company's more broadly-based strategic goals also is considered an important factor. Moreover, the Company's focus on rapid internal growth and expansion through acquisitions further affects its executive compensation policy by causing the Company carefully to husband its resources. The Committee believes that annual cash compensation of its executive officers is below that which executives of comparable ability and talent could receive competitively elsewhere.

   It is the policy of the Committee and the Company that a portion of an executive officer's compensation be composed of long-term performance-based compensation. In this way, the Company can conserve its financial resources while aligning the executive group's interests more strongly with the interests of the Company's Stockholders; at the same time, the Company thereby attracts executives of proven skill and ability who are prepared to invest their talents over the long term. In furtherance of this policy, the Company adopted, and the Committee has made awards and grants pursuant to, the Plan. In determining the number of stock options granted during 1998, the Committee considered the same criteria discussed above with respect to base salaries.

 Chief Executive Officer Compensation

   Mr. Kiedaisch, the Company's former President and Chief Executive Officer, received an annual base salary for 1998 in the amount of $223,077 pursuant to his employment agreement with the Company. From July 1, 1998 until the end of fiscal 1998, Mr. Kiedaisch's base salary was set at $275,000. Mr. Kiedaisch resigned from his position as of November 30, 1999. Pursuant to the terms of the Merger Agreement, Mr. Kiedaisch has signed a waiver and consent confirming that he is not entitled to any severance or separation pay or a sale or success bonus in connection with his voluntary departure from the Company or the transactions contemplated by the Merger Agreement. During his employment, Mr. Kiedaisch was eligible to participate in the bonus program for executive officers. See "Executive Compensation--Employment Agreements." No bonus was paid to Mr. Kiedaisch for services rendered in 1998. The Committee believes that Mr. Kiedaisch's compensation under his employment agreement was consistent with the general policies described above. Mr. Kiedaisch's compensation was determined in recognition of his accomplishments and efforts in building the Company's world wide organization.

                                          Compensation Committee

                                          David L. Moore

                                          David S. Moross

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Committee was comprised of the following members during fiscal year 1998:
David L. Moore, David S. Moross and Nora A. Bailey.

                            STOCK PERFORMANCE GRAPH

   The graph below compares the cumulative total shareholder return on the Common Stock since the Spinoff of the Common Stock with the cumulative total return on the Russell 1000 Index and the Wilshire Small Cap Index over the same period (assuming the investment of $100 in the Common Stock, the Russell 1000 Index and the Wilshire Small Cap on March 11, 1998, and the reinvestment of all dividends).




                    Bolle     Russell    Wilshire
               ----------------------------------
   03/12/98          Number of shares
               ----------------------------------
Investment          12.50       0.18        0.15
               ----------------------------------
                               Value
                          -----------------------
     Mar-98         81.25     102.86      102.60
     Apr-98         66.41     103.77      104.58
     May-98         65.63     101.42       97.82
     Jun-98         68.75     105.03       96.56
     Jul-98         64.06     103.69       88.58
     Aug-98         49.22      88.03       69.83
     Sep-98         46.88      93.79       74.64
     Oct-98         43.75     101.15       79.09
     Nov-98         40.63     107.29       83.70
     Dec-98         25.00     113.95       88.59
     Jan-99         25.78     117.99       93.02
     Feb-99         39.84     114.09       85.99
     Mar-99         35.94     118.32       87.84
     Apr-99         36.72     123.23       96.74
     May-99         37.50     120.37       96.91
     Jun-99         34.38     126.49      103.12
     Jul-99         35.55     122.39      100.67
     Aug-99         32.81     121.11       97.29
     Sep-99         35.94     117.67       97.97

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Services Agreement

   In connection with the Spinoff in March 1998, the Company entered into a Management Services Agreement with Lumen. Pursuant to the Management Services Agreement, Lumen agreed to provide certain management services to the Company, including services relating to overall management and strategic planning and direction, banking negotiations, treasury functions, investor relations, securities regulatory compliance, employee and general business insurance programs and asset acquisitions and sales. Pursuant to the Management Services Agreement, Lumen also agreed to make available to the Company the services of Mr. Martin E. Franklin and Mr. Ian G. H. Ashken, both of whom are also members of the Company's Board of Directors. As compensation for its services, Lumen was entitled to receive a monthly fee of $60,000 and reimbursement for its identifiable reasonable out-of-pocket expenses incurred in connection with the performance of services under the Management Services Agreement. On September 23, 1998, the Company entered into Amendment No. 1 to Management Services Agreement, among the Company, Lumen and Marlin Holdings, Inc., of which Mr. Franklin is the Chairman, Chief Executive Officer and a principal stockholder and Mr. Ashken is the Vice Chairman and a principal stockholder, pursuant to which, in effect, Lumen assigned its rights and obligations under the Management Services Agreement to Marlin, which assumed Lumen's obligation thereunder, and the monthly management fee payable by the Company was reduced from $60,000 to $50,000. The Management Services Agreement was also amended to have an initial term of four years, and will thereafter be automatically renewed for successive one-year periods until terminated by either party upon 90 days' written notice. In connection with entering into such amendment, (i) the Company consented to the assignment and released Lumen from its obligations pursuant to the Management Services Agreement arising from October 1998 through the remainder of the term and (ii) Lumen assigned to the Company any and all claims it has or may have relating to certain litigation and the Company agreed to defend, indemnify and hold Lumen harmless against all claims, damages, losses, liabilities, cost and expenses incurred in connection with such litigation, including without limitation defending any counter-claims. On November 24, 1999, the Management Services Agreement was further amended by a Letter Agreement, pursuant to which, among other things, Marlin Management agreed to subordinate payments due under the Management Agreement to any bank debt or other indebtedness incurred by the Company in connection with the consummation of the Offer or the related Merger.

Contribution Agreement and Indemnification Agreement

   Pursuant to a Contribution Agreement entered into by Lumen and the Company in connection with the Spinoff, Lumen assigned to the Company all of Lumen's assets other than those related to the ORC Business, which was the business continued by Lumen after the Spinoff, and certain other specified assets retained by Lumen, and the Company assumed all of Lumen's liabilities prior to the Spinoff other than those related to the ORC Business. In addition, pursuant to an Indemnification Agreement between Lumen, ILC Technology, Inc. (a business purchased by Lumen after the Spinoff) and the Company, the Company is required to indemnify Lumen against all of Lumen's liabilities prior to the Spinoff other than substantially all liabilities related to the ORC Business.

Relationships with Directors

 Employment Agreements

   Mr. Franck Bolle, a director of the Company, is employed full-time by Societe Bolle SNC, an indirectly wholly owned subsidiary of the Company, as Director of International Operations, pursuant to an employment agreement with Bolle SNC. This agreement was originally entered into in July 1997 and was amended effective January 1, 1999. During 1998, the Company was committed to pay basic annual gross base remuneration in the French Franc equivalent of approximately $280,000, to be increased by a minimum of 3% annually after the first year. In addition, Franck Bolle is entitled to a bonus for 1999 of 25% to 50% of his annual salary if the Company meets or exceeds its annual budgetary objectives. The agreement shall continue until terminated by either party upon three-months prior written notice, provided, however, that if the Company terminates the agreement before July 9, 2000 for any reason other than gross or willful misconduct, the employee will be entitled to compensation equal to the salary that he or she would have received from the date of termination to July 9, 2000. The agreement provides that if the employee terminates his or her employment, he will be restricted from competing against Bolle SNC for a period of up to three years following such termination and will be entitled to an additional monthly compensation equal to eight to ten percent of his last monthly salary during such period. An amendment, effective January 1, 1999, reduced the annual salary of Mr. Franck Bolle to a level commensurate with his current duties of approximately $168,000 per year, leaving the other terms of the agreements the same. The difference between the originally agreed salary level and the new salary for the remainder of the term of the agreement was to be paid in cash in 1999.

   On July 7, 1997, Ms. Patricia Bolle Passaquay entered into an employment agreement with the Company providing for substantially the same terms as that of Mr. Franck Bolle. Ms. Bolle Passaquay left the employment of the Company effective June 30, 1999. Pursuant to the terms of her separation agreement she received compensation for the remainder of her contract term (through July
2000).

 Bolle Preferred Stock and Warrants

   Each of Mr. Franck Bolle and Ms. Patricia Bolle Passaquay holds 12,614 shares of Series A preferred stock and 1,975 shares of Series B preferred stock of the Company ("Series A Preferred Stock" and "Series B Preferred Stock," respectively), and warrants for the purchase of up to 132,724 shares of Common Stock ("Warrants"), all of which were issued as partial consideration for the Bolle France acquisition described below. Mr. Bolle and Ms. Bolle Passaquay may not sell their Series B preferred stock without the prior written consent of at least 90% of the then outstanding shares of the Series B preferred stock until the Company has redeemed all the shares of the Series B preferred stock or the subordinated debt (as defined below). As of the Effective Time of the Merger, each of the Warrants will automatically be canceled, and the holder thereof shall cease to have any rights with respect thereto, except the right to receive in cash, without interest, a single lump sum cash payment equal to the product of the number of Shares subject to such Warrant, times the Per Share Amount, provided that such holder shall have first paid to the Company, in cash, the aggregate exercise price payable for such Shares based upon the exercise price per share as of the date of the Merger Agreement. As of the Effective Time, each share of Series A Preferred Stock and Series B Preferred Stock that is outstanding shall be redeemed and canceled and become the right to receive in cash, without interest, a single lump sum cash payment equal to its respective Liquidation Preference (as defined in the Company's Certificate of Incorporation as in effect on the date of the Merger Agreement).

Certain Transactions

 Bolle France Acquisition

   On July 10, 1997, Lumen acquired and contributed to the Company all of the issued and outstanding share capital of Bolle France, pursuant to the terms of a Share Purchase Agreement (the "Share Purchase Agreement") by and among the Company, Mr. Franck Bolle, Ms. Patricia Bolle Passaquay, Ms. Christelle Roche, Ms. Brigitte Bolle, Mr. Robert Bolle and Mr. Maurice Bolle (collectively, the "Sellers"). Pursuant to the terms of the Share Purchase Agreement, the Company acquired from the Sellers all of the issued and outstanding share capital of Bolle France, Bolle Diffusion Sarl and the related land, in exchange for approximately $54,700,000 consisting of the following, not including transaction expenses of approximately $3,600,000: (a) $31,000,000 in cash (the "Cash Consideration"); (b) warrants to the Sellers to purchase Lumen common stock which have since been exchanged for Warrants to purchase an aggregate of 663,618 shares of Common Stock with an exercise price of $9.95 per share; (c) ten thousand (10,000) shares of Lumen Series A Preferred Stock having an aggregate liquidation preference of approximately $9,300,000 issued pursuant to the terms of the Certificate of Designations of Lumen Series A Preferred Stock;
(d) one hundred (100) shares of Common Stock valued at approximately $3,300,000, being the minimum value of the Common Stock to be issued to the Sellers pursuant to the Share Purchase Agreement; and (e) sixty-four thousand one hundred twenty (64,120) shares of Series A Preferred Stock having an aggregate liquidation preference of approximately $11,100,000 issued pursuant to the terms of the Certificate of Designations of the Series A Preferred Stock of the Company. On July 10, 1997, Lumen borrowed approximately $32,000,000, for the purpose of paying the Cash Consideration and certain transaction expenses in connection with the purchase of Bolle France.

   The Share Purchase Agreement provides that none of the Sellers may dispose of their shares of Common Stock until July 9, 2000. If, on that date, the closing market price of the total number of shares then held by the Sellers is less than $3,301,500 (the "Minimum Value"), the Company shall pay on such date in cash or freely tradable stock the difference between the actual value of the shares and the Minimum Value. In addition, pursuant to letters dated July 9, 1997 and December 4, 1997 from Martin Franklin to the Sellers, including Mr. Franck Bolle and Ms. Patricia Bolle Passaquay, Mr. Franklin will refrain from selling any shares of Common Stock which he received pursuant to the Spinoff for so long as the Series B Preferred Stock shall not have been redeemed in full by the Company. In connection with the Spinoff, each of Mr. Franck Bolle, Ms. Patricia Bolle Passaquay, Ms. Christelle Roche and Ms. Brigitte Bolle were issued approximately 55,000 shares of Common Stock and each of Mr. Robert Bolle and Mr. Maurice Bolle were issued approximately 27,500 shares of Common Stock. All of the shares of Common Stock received by the Sellers, including Mr. Franck Bolle and Ms. Patricia Bolle Passaquay, pursuant to the Share Purchase Agreement and this dividend, bear the rights and obligations described above. In connection with the closing of the Offer, the Company intends to waive the restrictions on transfer on the shares of Common Stock held by the Sellers set forth above.

   Under the Share Purchase Agreement, each of the Sellers on the one hand, and the Company and Lumen on the other hand, are liable to fully reimburse and indemnify the other for any expense, damage, loss or liability arising from any breach of the terms of the Share Purchase Agreement by the indemnifying party, subject to certain minimum claim amounts which must be met for the indemnification provisions to take effect. In connection with the Spinoff, the Company agreed to assume all obligations and liabilities of Lumen to each Seller, including Mr. Franck Bolle and Ms. Patricia Bolle Passaquay, incurred by Lumen in connection with the purchase of Bolle France and Lumen shall then be released from all such obligations and liabilities. As a result, the Company became solely responsible for Lumen's indemnification obligations for breach of its representations and warranties made to the Sellers, including Mr. Franck Bolle and Ms. Patricia Bolle Passaquay, in the Share Purchase Agreement.

 Indebtedness to related parties

   During the year ended December 31, 1997 and the interim period ended March 12, 1998, the Company was party to a revolving intercompany credit arrangement with Lumen. In connection with the Spinoff, Lumen repurchased all the shares of Lumen preferred stock held by the Company in exchange for the cancellation of intercompany debt owed by the Company to Lumen. At the time of the Spinoff, the Company entered into a credit agreement with Bank of America, National Association, as agent, and the other lenders parties thereto (the "Credit Agreement"), and there are no further credit arrangements between Lumen and the Company. Upon the consummation of the Offer, the Purchaser shall either pay in full the indebtedness owed by the Company under the Credit Agreement or obtain from Bank of America a waiver of the default thereunder caused by the consummation of the Offer.

 Sale of Eyecare Products Investment

   On February 26, 1998, as a part of a tender offer, the Company sold its investment in Eyecare Products plc. for (Pounds)3.1 million, resulting in a nominal gain on the sale. $3 million of the proceeds were used to repay outstanding bank debt. Both Mr. Franklin and Mr. Ashken were directors of Eyecare Products.

 Non-Compete Agreement

   In connection with the Spinoff, pursuant to the transfers made from Lumen to the Company under the Contribution Agreement, the Company became party to a non-compete agreement entered into with Steve N. Haber, the former Chairman of the Board, Chief Executive Officer and President of Bolle America in November 1995. Mr. Haber agreed, on January 1, 1997 and continuing through December 31, 2005, not to compete against the Company in the eyewear or optical, opthalmic or optometric businesses in any geographic area in which the Company does business. As compensation for this noncompete agreement, Mr. Haber received an initial payment of $800,000 and will receive a payment of $100,000 per year commencing January 1, 1997 through December 31, 2005. Mr. Haber furthermore agreed not to disclose any of the Company's confidential information.

      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

   Section 16(a) of the Securities Exchange Act of 1934, (the "Exchange Act") requires the Company's directors and executive officers, and persons who own more than ten percent (10%) of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission ("SEC") and the stock exchange upon which the Company's stock is listed, initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten-percent shareholders are required to furnish the Company with copies of all Section 16(a) forms they file. The Company's securities did not trade publicly until March 12, 1998; consequently, no persons described above were subject to
Section 16(a) reporting requirements prior to that date. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, during the fiscal year ended December 31, 1998, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent (10%) beneficial owners were complied with.